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Exhibit 99

Section 906 Certification

        Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Prudential plc (the "Company"), does hereby certify, to such officer's knowledge, that:

        The Annual Report on Form 20-F for the year ended December 31, 2002 of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 24, 2003	/s/ JONATHAN BLOOMER Name: Jonathan Bloomer Title: Group Chief Executive
Dated: June 24, 2003	/s/ PHILIP BROADLEY Name: Philip Broadley Title: Group Finance Director

        A signed original of this written statement required by Section 906 has been provided to Prudential plc and will be retained by Prudential plc and furnished to the Securities and Exchange Commission or its staff upon request.

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  Exhibit 99
Section 906 Certification